

April 10, 2015

Dr. Johnny R. Thomas
Chief Executive Officer
Blue Earth, Inc.
2298 Horizon Ridge Parkway, Suite 205
Henderson, Nevada 89052

> **Re:** **Blue Earth, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 25, 2015**
> **File No. 333-202973**

Dear Dr. Thomas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In an appropriate place in your registration statement, please describe each private placement transaction pursuant to which you sold securities to the stockholders listed in the registration statement, including but not limited to the exemption from registration relied upon in each such transaction. Please also provide a further description of the terms and conditions of the 12% Senior Secured Convertible Promissory Note issued in favor of Jackson Investment Group, LLC.

Incorporation of Certain Documents by Reference, page 13

2. We note that you incorporate by reference your Form 10-K filed March 16, 2015, which, in turn, incorporates by reference your proxy statement, which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please

either amend the 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure Interpretations - Securities Act Forms Question 123.01, which can be found on our website.

3. If you wish to incorporate by reference any Exchange Act reports filed during the period prior to the effectiveness of this registration statement, revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. Please see Compliance and Disclosure Interpretations – Securities Act Forms Question 123.05, which is available on our website.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 5.1

4. We note that counsel has examined only the documents listed in points (a)-(j) of the legal opinion. Counsel must examine all documents necessary to render the required opinions. Please ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

5. We note that the term "Outstanding Shares" is not defined in the legal opinion. Please have counsel revise the opinion or define the term "Outstanding Shares," as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charlie Guidry, Staff Attorney, at 202.551.3621 or Liz Walsh, Staff Attorney, at 202.551.3696 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara Ransom
Assistant Director

cc: Elliot H. Lutzker, Esq.